UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2012

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 10-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

PROPOSED CONVENTION OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

China Technology Development Group Corporation (“CTDC” or “the Company”) today announced that an extraordinary general meeting of shareholders (the “EGM”) will be held at the Company’s offices located at Unit 1010-11, 10/F, West Tower, Shun
Tak Centre, 168-200 Connaught Road Central,  Hong Kong on March 30, 2012 at
10:00 a.m., local time to approve a subscription agreement described in the proxy statement for the EGM, together with any amendments thereto as the Board of Directors may deem necessary or advisable, and the transactions contemplated thereby, including the issuance of ordinary shares of Sinofield Group Limited to
GCL-Poly Investment Limited and China Merchants New Energy Group Limited, and
its acquisition of the exclusive rights to develop roof-top solar plants and systems in China with a total capacity not less than 180MW.  The close of business on February 10, 2012, Eastern Standard time, has been fixed as the record date for the determination of shareholders entitled to receive the notice of and vote at the EGM or any adjournments thereof. The proxy statement will be available on the Internet, or mailed to the shareholders upon request, around
February 17, 2012, Eastern Standard time.

About CTDC:
CTDC is a growing clean energy group based in China to provide solar energy products and solutions. CTDC's major shareholder is China Merchants Group
(http://www.cmhk.com), a stated-owned conglomerate in China. For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C)
expectations regarding market growth, prices, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations;
F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and
H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,”
“target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it.
Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on
Form 20-F for the year ended December 31, 2010 under “Item 3.D Risk Factors.”
Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: February 10, 2012	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer